Contact

www.linkedin.com/in/hopewofford
(LinkedIn)

Top Skills

QuickBooks
Microsoft Excel
Business Communications

Hope Wofford

Engagement Financial Advisor at Deloitte
Atlanta Metropolitan Area

Summary

Experienced Accountant skilled in corporate accounting. Demonstrated knowledge in Profit/Loss Accountability, Financial Statement review, and Product Cost Analysis. Strong accounting professional graduated from University of North Georgia - Mike Cottrell College of Business, and is currently pursuing a Masters of Science in Finance at Georgia State University. Along with working full-time, I was offered a Merit-Based Gradate Assistantship, and currently serve and a Teachers Assistant for undergraduate business classes.

Experience

Deloitte

Engagement Financial Advisor
July 2021 - Present (10 months)

- Prepare budgets and forecast for several engagements
- Track financial metrics for projects and present to project leaders
- Consult with partners on various analyses, recommendations, and financial advise

Utility, Inc.

1 year 9 months

Senior Revenue Accountant
January 2021 - July 2021 (7 months)

- Assisted with the creation of this role
- Closely reviewed revenue to ensure accurate revenue recognition
- Presented revenue forecast to CFO and VP on monthly basis
- Responsible for all AR duties, including reviewing invoices and sending to customers
- Trained new hire accountants

Senior Accountant
November 2019 - January 2021 (1 year 3 months)

- Full responsibility for the costs of the company including: accounts payable, bank reconciliations, wire transfers, vendor management, credit
- Assist Controller with year end and month-end close including account reconciliations, G/L analysis, etc
- Responsible for prepaid and accrual accounts
- Assist with annual external audit

Georgia State University
Graduate Teaching Assistant
August 2020 - May 2021 (10 months)

-Awarded a merit-based assistantship
-Work with a professor to assist in under-graduate business courses

GPS Hospitality
Staff Accountant
August 2018 - November 2019 (1 year 4 months)

- Responsible for 80 locations cash reconciliations and P&L review
- Communicate accounting procedures to operations and provide support so that all stores are in compliance.
- Assist district leaders and director of operations with P&L review and questions
- Properly and timely prepare closing entries for general ledger close each period.
- Responsible for reconciling various balance sheet accounts by period, quarter, and year end deadline

The Fudgery
2 years 1 month

Staff Accountant
January 2018 - May 2018 (5 months)
Gainesville, Georgia

- Assist in creating postition
- Held same responsibilities as I did as an intern
- Handle company-wide insurnace
- Paid monthly sales tax
- Assist with determining employee bonuses
- Reviewed product cost for each retail location
- Responsible for monthly bank reconciliations
- Assist with leases for all locations

Accounting Intern
May 2016 - December 2017 (1 year 8 months)

- Review invoices and statements to ensure low product cost
- Assist with budgets for 30 retail locations
- Responsible for weekly payments to various vendors
- Produce weekly inventory adjustment entries
- Responsible for ordering various items for all retail locations
- Review and process petty cash receipts
- Assist Control and Accounting Manager with various tasks

Southern Logistics
Accounts Payable
August 2012 - May 2013 (10 months)

- Assisted bookkeeper with accounts payable and filling
- Reviewed billing statements from employees
- Logged employee time and destination for payment

Education

Georgia State University - J. Mack Robinson College of Business
Master of Science - MS, Finance · (2020 - 2021)

University of North Georgia - Mike Cottrell College of Business
Bachelor of Business Administration - BBA, Accounting · (2013 - 2017)